

Mail Stop 3561

May 27, 2010

Mr. Larry Taylor
Chief Financial Officer
1100 Glendon Avenue, 17th Floor
Los Angeles, California 90024

      Re: OBN Holdings, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2009
              Filed November 9, 2009
              File No. 0-51021

Dear Mr. Taylor:

We have reviewed your supplemental response letter dated April 22, 2010 as well as your filings and have the following comments. As noted in our comment letter dated February 26, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended June 30, 2009

1.   We note your response to comment one of our letter dated March 31, 2010. We reissue our prior comment. In this regard, you indicate in your letter to us dated March 22, 2010 the plastics recycling technology license is recorded at $1,880,000 and your intelligent traffic system technology license is recorded at $2,894,781 as of June 30, 2009. This does not agree with your disclosure in footnote 9 to your Form 10-K, where you state, "[a] total of 1,750,000 shares (valued at $1.00 per share) were issued to acquire the exclusive North American rights to intelligent traffic systems technology. A total of 2,894,781 shares (valued at $1.00 each) were issued to acquire the exclusive North American rights to a Chinese proprietary plastics recycling process." It appears the valuation amounts in your response letter dated March 22, 2010 were incorrectly transposed. Please clarify for us if your footnote disclosure is correct, or revise accordingly.

2.   We note your response to comment two of our letter dated March 31, 2010. Please provide us a copy of the independent appraisal report with regard to your acquired technology licenses. We may have further comment.

3.   We note your response to comment three of our letter dated March 31, 2010. We read your allowance for doubtful accounts is based on specific identification of customer accounts. Your response indicates the sales broker assumed the collection risk related to these receivables. You disclose that the same payable amount to the broker were offset by the same receivable amount from the customers after the mutual agreement between you and the broker In this regard, we remain unclear about your GAAP basis in maintaining the $150,000 until the filing of the next Form 10-K. It appears that the allowance should have been written off as of December 31, 2009 when the agreement was made. If so, advise us why it is appropriate to correct this apparent accounting error in the next Form 10-K for the fiscal year ended June 30, 2010.

4.   We note your response to comment seven of our letter dated March 31, 2010. It appears that the latest proposed disclosures identify the framework used in evaluating the effectiveness of your internal control over financial reporting (ICFR) but it also suggests removing the entire management's report on internal control over financial report from the prior proposed disclosures in your letter dated March 22, 2010. Note that you were required to provide the management's report on ICFR in your June 30, 2009 Form 10-K, and that the report should identify the COSO framework as well as the other disclosures as you proposed in your prior response letter dated March 22, 2010. As such, please amend your Form 10-K to provide such report. Refer to the disclosure requirements within Item 308(T)(a) of Regulation S-K.

5.   Please tell us how your failure to provide a management report on internal control over financial reporting affects your conclusion regarding the effectiveness of your disclosure controls and procedures as of June 30, 2009.

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

                                        Sincerely,

                                        Andrew Mew
                                        Accounting Branch Chief